Exhibit 99.22

ImmunoPrecise Adopts Shareholder Rights Plan

VICTORIA, Oct. 18, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF), an industry leader in the discovery of novel, therapeutic antibodies, announces that its Board of Directors has adopted a shareholder rights plan (the “Shareholder Rights Plan”) effective October 17, 2019. The Shareholder Rights Plan has been accepted for filing by the TSX Venture Exchange (“TSXV”), subject to certain conditions, including ratification by the Company’s shareholders at its upcoming annual general meeting of shareholders scheduled to be held on November 22, 2019 (the “AGM”). The Shareholder Rights Plan is similar to rights plans adopted by other Canadian companies and ratified by their shareholders.

The purpose of the Rights Plan is to ensure that all shareholders are treated fairly in connection with any offer to acquire the outstanding common shares of the Company and that the board of directors of the Company has the opportunity to identify, solicit, develop and negotiate value-enhancing alternatives to any unsolicited take-over bid. The Shareholder Rights Plan has not been adopted in response to, or in anticipation of, any known or anticipated take-over bid. If ratified by shareholders of the Company at the AGM, the Shareholder Rights Plan will be in effect for a term of three years.

A summary of the principal terms and conditions of the Shareholder Rights Plan will be set out in the Company’s Management Information Circular to be mailed to shareholders prior to the AGM. A copy of the complete Shareholder Rights Plan will be filed on SEDAR.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell SelectTM progressive, single-cell interrogation technology and the DeepDisplayTM custom phage libraries, as well as the AbthenaTM bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:32e 18-OCT-19